SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2007

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377, 333-116964, 333-127013 and 333-141654.


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                                 RADVision Ltd.

6-K Items


     1. Press release re RADVISION Revises Revenue Outlook for Third Quarter of 2007 dated October 1, 2007.






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                                                                          ITEM 1



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Press Release                                                  Source: RADVISION

RADVISION Revises Revenue Outlook for Third Quarter of 2007

Monday October 1, 7:30 am ET

- Conference Call and Webcast Scheduled for Today at 9 a.m. (Eastern) -

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION(R) (Nasdaq: RVSN - News) announced today that based on preliminary results for the third quarter ended September 30, 2007, it now expects to report revenues for the quarter of approximately $20.5 million compared with its forecast of approximately $25 million reported on July 24, 2007. In the third quarter of 2006, revenues were $23.6 million. Final results for the third quarter of 2007 will be reported on November 1st, 2007.

The Company noted that its revised third quarter outlook reflects a reduced revenue forecast for its Networking Business Unit (NBU) due to lower than expected sales both to the federal market and through its channels. A major factor in the sales shortfall to the channels is increased customer demand for High Definition Continuous Presence. The Company will introduce a High Definition Continuous Presence solution at the end of October, 2007.

Boaz Raviv, Chief Executive Officer, commented: "We are disappointed by this setback in the third quarter but remain fully confident in our strategy and market position and in the growth prospects of videoconferencing in the enterprise and service provider markets."

Conference Call/Webcast

RADVISION will hold a conference call to discuss its revised revenue forecast for the third quarter 2007, today, Monday, October 1, 2007 at 9:00 a.m. (Eastern). To access the conference call, please dial 1-888-790-1752 (International dialers may call +1-210-234-8001) by 8:45 a.m. (Eastern). The passcode "RADVISION" will be required to access the live conference call. A live webcast of the conference call also will be available on the Company's website and archived on the site. Simply click on the following link or copy it onto your browser: www.radvision.com/Corporate/Investors/FinancialReports/. A replay of the call will be available beginning approximately one hour after the conclusion of the call through 11:00 p.m. (Eastern) on October 8. To access the replay, please dial 1-888-568-0662 (International dialers may call +1-402-998-1542).

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP and 3G networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition videoconferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation networks. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including its Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.




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Contact:
Corporate Contacts:
RADVISION Tsipi Kagan, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net




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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 RADVISION LTD.
                                      (Registrant)



                                 By /s/ Rael Kolevsohn
                                    ------------------
                                    Rael Kolevsohn
                                    Corporate Vice President and General Counsel


Date: October 1, 2007